Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Integration Appliance, Inc.

Intapp US, Inc.

The Frayman Group, Inc.

Rekoop Limited

DealCloud, Inc.

OnePlace Holdings Pte Ltd

gwabbit, Inc.

Repstor Limited

Repstor Inc.

Intapp Limited

The OnePlace Unit Trust

OnePlace Pte Ltd

Intapp Pty Limited

Delaware Delaware Delaware United Kingdom Delaware Singapore Delaware Northern Ireland Delaware United Kingdom Singapore Singapore Australia